UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Amendment No. 2 NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: June 30, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
SUGARMADE, INC.
Full Name of Registrant
n/a
Former Name if Applicable
750 ROYAL OAKS DRIVE, SUITE 108
Address of Principal Executive Office (Street and Number)
MONROVIA, CA 91016
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution Report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 26, 2018, Sugarmade Inc. (the “Registrant”) received a letter from its auditing firm (the “Auditor Letter”) stating, “Due to the recent state of emergencies from hurricanes Florence and Michael, our ability to timely complete our audit procedures was affected…”. The Auditor Letter references Securities and Exchange Act of 1934, (the “SEC”) Release No. 34-84440 dated October 16, 2018 (the “October 16th Order”). A copy of Release No. 34-84440 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to Section I of the October 16th Order, the SEC has established a time period for relief with respect to those persons or entities affected by Hurricane Michael, for the period from and including October 10, 2018 to November 21, 2018, all reports, schedules or forms must be filed on or before November 23, 2018.

The Registrant and its board of directors believe the conditions outlined in Section II, paragraphs (a), (b) and (c) of the October 16th Order apply to the current situation regarding the Registrant’s reporting requirements under Exchange Act Section 13(a) or 15(d) relative to the filing of Form 10-K for the fiscal year ending June 30, 2018.

Thus, based on the recommendation of its Florida-based auditor and pursuant to the October 16th Order, and specifically to Section II, Paragraph of the Order (c), the Registrant is disclosing it is relying in the Order and will thus be filing Form 10-K for the fiscal year ending June 30, 2018 by November 23, 2018, as is authorized by the Order.  The Registrant will file its complete Form 10-K within the extend time allotted by Rule 12b-25 and the Order.

(Attach extra sheets if needed)

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Jimmy Chan	(888)	982-1628
(Name)	(Area Code)	(Telephone No.)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state reasons why a reasonable estimate of the results cannot be made.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

99.1 Securities and Exchange Commission [Release No. 84440]

Sugarmade, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 29, 2018	By:	/s/ Jimmy Chan
Jimmy Chan, CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.